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EXHIBIT 99.3

MI DEVELOPMENTS INC.
INCENTIVE STOCK OPTION PLAN

1.     Purpose:

        The purpose of this Incentive Stock Option Plan (this "Plan") is to advance the interests of MI Developments Inc. (the "Corporation") and its subsidiaries by (a) motivating and rewarding Eligible Persons (as defined in section 4 below) in relation to the long-term performance and growth of the Corporation and the total return to shareholders, and (b) attracting and retaining key employees, officers, directors and Consultants (as defined in section 4 below).

2.     Administration:

        Except as provided below, this Plan will be administered by the Corporate Governance and Compensation Committee of the Corporation (the "Committee") composed of three or more members of the Board of Directors of the Corporation (the "Board"). The Committee will administer this Plan in its sole and absolute discretion, subject only to the terms hereof. The Board will administer this Plan in its sole and absolute discretion with respect to Options granted to Outside Directors (as defined in Section 4 below), subject only to the terms hereof. The Committee (or the Board, as applicable) shall have the power to interpret the provisions of this Plan and to make regulations and formulate administrative provisions for its implementation, and to make such changes in the regulations and administrative provisions as, from time to time, the Committee (or the Board, as applicable) deems proper and in the best interests of the Corporation. All actions of the Committee (or the Board, as applicable) shall be final and binding upon Participants (as defined in section 4 below) under this Plan.

3.     Shares:

        The shares subject to the options and other provisions of this Plan shall be the authorized and unissued Class A Subordinate Voting Shares of the Corporation (the "Shares"). The aggregate number of Shares reserved to be issued under this Plan is limited as follows:

  (a)
  subject to adjustment pursuant to section 7 below, the aggregate number of Shares issuable under this Plan shall not exceed 2,850,000 Shares; and

  (b)
  the number of Shares reserved for issuance to any one person pursuant to options (whether granted under this Plan or otherwise) shall not exceed 5% of the total issued and outstanding "participating shares" of the Corporation on a non-diluted basis.

        For purposes of this Plan, "participating shares" means all classes of securities of the Corporation that carry a residual right to participate in the earnings of the Corporation and in its assets upon liquidation or winding-up, but does not include a class of securities that only carries such residual right if converted into or otherwise used to acquire another security.

        Subject to the limitation described below, if all or part of an option granted under the Plan (an "Option") expires for any reason or is terminated, surrendered or cancelled without in each case being exercised in full, the number of Shares that would have been issuable upon the exercise of such Option shall continue to be available for grant under the Plan. Shares represented by an unexercised Option surrendered upon exercise of stock appreciation rights but not Shares issued in payment of any such rights, shall be deducted from the aggregate referred to in subsection (a) above.

        Subject to the maximum limits described in subsections (a) and (b) above and to the restrictions set out below, the Board shall reserve the number of Shares required to honour Options granted from time to time pursuant to this Plan, and shall reserve from time to time additional Shares, if any, to ensure that a sufficient number of Shares are available for purchase under Options granted in the future.

Notwithstanding the foregoing:

  (i)
  the number of Shares reserved for issuance pursuant to Options granted to insiders under this Plan and any other share compensation arrangement may not exceed 10% of the Corporation's then outstanding issue;

  (ii)
  the number of Shares issuable to insiders under this Plan and any other share compensation arrangement, within a one-year period, may not exceed 10% of the Corporation's then outstanding issue; or

  (iii)
  the number of Shares issuable to any one insider and such insider's associates under this Plan and any other share compensation arrangement, within a one-year period, may not exceed 5% of the Corporation's then outstanding issue.

For this purpose, the terms "insider", "share compensation arrangement" and "outstanding issue" have the meanings assigned to those terms under applicable rules of The Toronto Stock Exchange.

4.     Eligible Persons:

        The Committee and/or the Board shall from time to time designate those Eligible Persons (as defined below), other than Outside Directors (as defined below), to whom Options or stock appreciation rights ("SARs") shall be granted (the "Participants"), and shall determine the extent and terms of their participation. For the purpose of this Plan, "Eligible Persons" means: (i) any employee or officer of the Corporation or its subsidiaries; (ii) any director of the Corporation who is not a full-time employee of the Corporation or its subsidiaries ("Outside Director"); and (iii) any person or company engaged to provide management, consulting or other services to or for the benefit of the Corporation or its subsidiaries ("Consultant"). Each grant of an Option pursuant to this Plan shall be evidenced by a stock option agreement (an "Option Agreement") executed by the Participant to whom the Option is granted (the "Optionee") and the Corporation. Each Option Agreement shall incorporate such terms and conditions as the Committee (or the Board, as applicable), in its or their discretion, deems consistent with the terms of this Plan. Each Option Agreement shall specify the dates upon which all or any installments of the Option will be exercisable. An Option may be exercised when installments vest at any time and from time to time thereafter with respect to all or a portion of the Shares covered by such vested installments.

        A designated Eligible Person shall have the right not to participate in this Plan, and any decision not to participate shall not affect such Eligible Person's status or relationship with the Corporation or its subsidiaries. Participation in this Plan does not confer upon a Participant any right to continued employment, status or relationship, as applicable, with the Corporation or its subsidiaries. Qualification as an Eligible Person does not confer upon any such person any right to be granted Options or SARs under this Plan unless and until designated as a Participant under this Plan.

5.     Terms and Conditions of Options:

  (a)
  Term:

  The term during which an Option will be exercisable (the "Option Term") shall be fixed at grant, but in no case shall a term exceed ten years, and each Option shall be subject to earlier termination as provided in subsection 5(f).

  (b)
  Exercise:

  An Option shall be exercisable only as the Committee (or the Board, as applicable) may determine at the time of the grant. Subject to subsection 5(f), a Participant may exercise the exercisable parts of his or her Option in whole or in part at any time and from time to time during the Option Term.

  (c)
  Price:

  The price at which Shares will be issued to a Participant pursuant to an Option shall be determined at the time of the grant of the Option but, subject to Section 6, shall not be less than the closing price of the Shares on the trading day immediately prior to the date of the grant as quoted on The Toronto Stock Exchange (with respect to Options denominated in Canadian currency) or on the New York Stock Exchange or a United States national securities exchange or quotation system on which the Shares are then traded (with respect to Options denominated in United States currency).

  (d)
  Payment:

  Participants shall be required to make payment in full for any Shares purchased upon the exercise, in whole or in part, of any Option, and no Shares shall be issued until full payment has been made. Payment may be in cash and/or, at the discretion of the Committee (or the Board, as applicable) by the delivery of other consideration or securities of the Corporation (valued at their fair market value) to the Corporation.

  (e)
  Transferability:

  Options are not transferable other than by will or according to the laws of descent and distribution. During the lifetime of a Participant, Options shall be exercisable only by the Participant, his or her guardian or legal representative.

  (f)
  Termination of Options:

  In the event that a Participant, before completely exercising his or her Option, ceases to be an Eligible Person by reason of (i) normal or early retirement under any retirement plan of the Corporation or a subsidiary, (ii) death, (iii) disability, or (iv) another condition acceptable to the Committee (or the Board, as applicable), any unexercised parts of that Option (whether or not previously vested) shall, subject to subsection 5(b) and unless the Committee (or the Board, as applicable) otherwise decides, remain exercisable for the lesser of:

    (A)
    the remainder of the Option Term; or

    (B)
    subject to the Committee's (or the Board's, as applicable) discretion, up to:

    (1)
    three (3) years from the date the Participant ceases to be an Eligible Person if the Participant is an employee or officer of the Corporation or its subsidiaries; or

    (2)
    one (1) year from the date the Participant ceases to be an Eligible Person if the Participant is an Outside Director or a Consultant,

  due to any of the reasons previously described in this paragraph.

  If a Participant ceases to be an Eligible Person other than under the circumstances set out in the preceding paragraph before completely exercising any Option which is exercisable but unexercised, such unexercised Option or part thereof shall, unless the Committee (or the Board, as applicable) otherwise decides, be cancelled on the date such Participant ceased to be an Eligible Person.

  Employment shall be deemed not to have terminated when a Participant leaves the employment of the Corporation or a subsidiary of the Corporation to join the Corporation or a subsidiary of the Corporation, as the case may be.

6.     Terms and Conditions of Stock Appreciation Rights:

        SARs may be granted in connection with all Options granted under this Plan, either when the underlying Option is granted or at any other time prior to the expiry or exercise of such Option. Exercise of SARs shall result in cancellation of a corresponding number of Shares of the underlying Option; exercise of an Option or part thereof shall result in cancellation of a corresponding number of SARs. All SARs shall be subject to the following terms and conditions, and such additional terms, conditions and limitations as the Committee (or the Board, as applicable) may from time to time determine.

  (a)
  Extent of Grant:

  The number of Shares covered by a grant of SARs shall not exceed the number of Shares which the Participant may purchase upon the exercise of an unexercised Option or part(s) thereof held by the Participant.

  (b)
  Limitations on Exercise:

  SARs shall be exercisable at such times and in such amounts as the Options with which such rights are connected are exercisable, provided, however, that: (i) if a SAR is granted to a person subject to Section 16(b) of the United States Securities Exchange Act of 1934, such right shall not be exercisable during the first six months after its grant (except that the limitation provided under this clause shall not apply in the event the holder dies or is disabled prior to the expiration of the six month period); and (ii) the exercise of a SAR shall be effected only during such period(s), if any, as set by the Committee.

  (c)
  Entitlement:

  SARs shall entitle the Participant to surrender to the Corporation all or part of the unexercised but exercisable Option in connection with which the rights were granted and to receive from the Corporation in exchange therefor an amount equal to the amount, if any, by which the aggregate fair market value of the Shares covered by the surrendered Option or part thereof at the exercise date exceeds the aggregate Option exercise price of those Shares. Payment of such amount by the Corporation may be made (i) in securities of the Corporation valued at fair market value on the date of payment, or (ii) in cash, or (iii) partly in securities and partly in cash, as shall be determined by the Committee. For the purposes of this subsection, the fair market value of the Shares shall be determined based on the weighted average closing price of the Shares on The Toronto Stock Exchange (with respect to Options denominated in Canadian currency) or on the New York Stock Exchange or a United States national securities exchange or quotation system on which the Shares are then traded (with respect to Options denominated in United States currency) for the five (5) consecutive trading days ending on the trading day immediately prior to the date in question.

  (d)
  Transferability:

  SARs are not transferable other than by will or according to the laws of descent and distribution. During the lifetime of a Participant, SARs shall be exercisable only by the Participant, his or her guardian or legal representative.

7.     Anti-Dilution Adjustments:

        In the event that, at any time, the outstanding Shares are increased or decreased, reclassified or changed into or exchanged for a different number or kind of shares or other securities of the Corporation, whether by way of a stock dividend, stock split, consolidation, recapitalization, or other transaction effected without receipt of consideration, or in the event of any special dividend or other distribution, corporate reorganization, including for greater certainty, a merger, amalgamation or statutory arrangement, or any other transaction that affects the rights, number or value of the outstanding Shares, Options or SARs, the Committee (or the Board, if applicable) may make appropriate adjustments in the number or kind of shares or securities available for Options or SARs pursuant to this Plan, and in the number or kind of shares or securities which are the subject of Options and/or SARs already granted pursuant to this Plan, and/or to the purchase price therefor.

8.     Effect of Reorganization:

        In the event of any merger, consolidation or other reorganization of the Corporation in which the Corporation is not the surviving or continuing corporation, all Options and SARs granted hereunder and outstanding on the date of such reorganization shall be assumed by the surviving or continuing corporation. If, in the event of any such merger, consolidation or other reorganization, provision for such assumption satisfactory to an owner of an Option or SAR granted under this Plan is not made by the surviving or continuing corporation, such owner shall have distributed to him or her within thirty days after the reorganization in full satisfaction in the case of an unexpired Option or SAR, or part thereof, whether or not exercisable, cash representing the excess, if any, of the fair market value on the day of such reorganization over the exercise price.

9.     Amendment, etc.:

        Subject to regulatory approval and, where required, approval of the shareholders of the Corporation, the Board may, at any time and for any reason, amend, revise, suspend or discontinue this Plan, in whole or in part. This Plan shall remain in effect until terminated by the Board. No Options may be granted under this Plan after its termination, but no amendment, revision, suspension, discontinuance or termination of this Plan shall, without the consent of a Participant, alter or impair his or her right or rights previously granted hereunder.

10.   Miscellaneous:

  (a)
  If at any time the Committee (or the Board, as appropriate) shall determine that any listing or registration of Shares or any consent or approval of any governmental body, or any other agreement or consent, is necessary or desirable as a condition of the issuance of Shares upon any exercise of any Option, such exercise may not be consummated unless such requirement is satisfied in a manner acceptable to the Committee (or the Board, as appropriate).

  (b)
  Whenever the Corporation proposes or is required to issue or transfer Shares under this Plan, the Corporation shall have the right to require the Participant to remit to the Corporation an amount sufficient to satisfy any withholding tax or other similar requirements of any applicable governmental or regulatory authority prior to the delivery of any certificate for such Shares. Whenever, under this Plan, payments are to be made in cash, such payments shall be net of an amount sufficient to satisfy any such withholding tax or other similar requirements.

Adopted by the Board of Directors
of the Corporation the 29th day of August, 2003.

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EXHIBIT 99.3
MI DEVELOPMENTS INC. INCENTIVE STOCK OPTION PLAN